Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED NOVEMBER 18, 2024

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the offering circular dated June 25, 2024, of BOXABL Inc. (the “Company”) and the supplement thereto dated October 18, 2024. (collectively, the “Offering Circular”).

The offering circular dated June 25, 2024, is available HERE.

The supplement dated October 18, 2024, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect its recently filed quarterly report on Form 10-Q for the period ending September 30, 2024, which contains the following:

●	The Company’s unaudited interim condensed consolidated financial statements and related notes for the period ended September 30, 2024.

●	Management’s discussions and analysis of the Company’s financial condition and results of operations.

The Form 10-Q can be found HERE, and is hereby incorporated by reference .